BioPharmX

AMENDED AND RESTATED COLLABORATION AND LICENSE AGREEMENT

THIS AMENDED AND RESTATED COLLABORATION AND LICENSE AGREEMENT (this "Agreement"), effective as of March 1, 2013 (the "Effective Date") between BioPharmX, Inc., having its principal offices at 1098 Hamilton Court, Menlo Park, California 94025 USA ("BioPharmX") and Iogen LLC, having its principal offices at 5845 Avenida Encinas, No. 138, Carlsbad, California 92008 ("Iogen"). This Agreement is intended to be a master agreement between BioPharmX and Iogen under which the parties may contract for future rights and obligations. The parties intend initially that BioPharmX will license the rights to label, market, and resell the finished inventory and ongoing manufacturing of the Iogen Product (as defined below). This agreement will also include an exclusive perpetual license to Iogen's molecular iodine technology and related patents for future product formulation development and commercialization. New formulation patents developed by BioPharmX will be the sole ownership of BioPharmX.

WHEREAS, Iogen is the owner or exclusive licensee of certain patents, formulations and know-how related to molecular iodine formulation used to manufacture the Iogen Product;

WHEREAS, BioPharmX delivers bio actives through various platform technologies and applications to address unmet needs in large, well defined and under-served markets;

WHEREAS, the parties desire to enter into a relationship in which the parties will collaboratively develop, and Iogen will license to BioPharmX the right to commercialize, the Product (each as defined below), all on the terms and conditions of this Agreement;

WHEREAS, the parties previously entered into the Collaboration and License Agreement dated March 1, 2013 (the "Original Agreement") and desire that this Agreement will fully replace the Original Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the parties hereby agree as follows:

1. <u>DEFINITIONS.</u>

1.1 "<u>CMO</u>" shall mean contract manufacturing organization.

1.2 "<u>Confidential Information</u>" shall mean all information and data that (a) is provided by one party to the other party under this Agreement, and (b) if disclosed in writing or other tangible medium is marked or identified as confidential at the time of disclosure to the recipient, is acknowledged at the time of disclosure to be confidential, or otherwise should reasonably be deemed to be confidential. Notwithstanding the foregoing, Confidential Information of a party shall not include that portion of such information and data which, and only to the extent, the recipient can establish by written documentation: (i) is known to the recipient as evidenced by its written records before receipt thereof from the disclosing party, (ii) is disclosed to the recipient free of confidentiality obligations by a third person who has the right to make such disclosure, (iii) is or becomes part of the public domain through no fault of the recipient, or (iv) the recipient can reasonably establish is independently developed by persons on behalf of recipient without use of the information disclosed by the disclosing party.

1.3 "FDA" shall mean the United States Food and Drug Administration, or any successor entity thereto.

1.4 "Iogen Product" shall mean an oral tablet based on Iogen molecular iodine technology as a dietary nutraceutical supplement for the promotion of breast health.

1.5 "Licensed IP Rights" shall mean, collectively, the Licensed Know-How Rights, Licensed Patent Rights and Licensed Marks.

1.6 "Licensed Know-How Rights" shall mean all of Iogen's rights (including Iogen's grantback rights from third parties to the extent sublicensable) in all trade secret and other know-how relating to Iogen Product or the technology incorporated therein, including without limitation the molecular iodine formulation, that are necessary or useful to develop, obtain regulatory approval for, manufacture, commercialize or use Products.

1.7 "Licensed Marks" shall mean those certain trademarks, trade names, designs and markings owned or licensed by Iogen and designated from time to time in writing by Iogen for use by BioPharmX under this Agreement in connection with the packaging, labeling, promotion and marketing of Products.

1.8 "Licensed Patent Rights" shall mean all of Iogen's rights in (a) all patent applications heretofore or hereafter filed that claim or cover Products alone or in combination with any other composition, as necessary or useful to develop, obtain regulatory approval for, manufacture, commercialize or use Products, including without limitation those patents and patent applications identified on Exhibit A, (b) all patents that have issued or in the future issue from any of the foregoing patent applications, including without limitation utility models, design patents and certificates of invention, and (c) all divisionals, continuations, continuations-in-part, patent cooperation treaty applications, national phase applications, reissues, renewals, and extensions or additions to any such patents and patent applications, and any patents issuing therefrom.

1.9 "Net Profit" shall mean the gross sales price of the Product invoiced by BioPharmX to its distributors less any of the reasonable expenses indicated below, to the extent actually paid or accrued by BioPharmX: (a) credits, allowances, discounts and rebates to, and chargebacks from the account of, such customers for Product; (b) freight and insurance costs incurred by BioPharmX in transporting Product to such customers; (c) cash, quantity and trade discounts, rebates, assessments and other price reductions for Product given to such customers under price reduction programs that are consistent with price reductions given for similar products by BioPharmX; (d) sales, use, value-added and other direct taxes incurred on the sale of Product to such customers; (e) customs duties, surcharges and other governmental charges incurred in exporting or importing Product to such customers; (f) relabeling, labeling, testing, packaging, manufacturing, distribution, operating expenses and other related costs (not included as part of initial inventory); (g) sales commissions; and (h) any other miscellaneous direct expenses related to the Product.

1.10 "Net Revenue" shall mean reported revenues by BioPharmX from the sale of products to distributors and end customers along with royalties collected from pharmaceutical partners where identified and applied in this agreement.

1.11 "Phase I Clinical Trial" shall mean a human clinical trial in any country that is intended to initially evaluate the safety and/or pharmacological effect of a Product in subjects or that would otherwise satisfy requirements of 21 CFR 312.21(a), or its foreign equivalent.

1.12 "Phase II Clinical Trial" shall mean a human clinical trial in any country that is intended to initially evaluate the effectiveness of a Product for a particular indication or indications in patients with the disease or indication under study or that would otherwise satisfy requirements of 21 CFR 312.21(b), or its foreign equivalent.

1.13 "Phase III Clinical Trial" shall mean a pivotal human clinical trial in any country the results of which could be used to establish safety and efficacy of a Product that would otherwise satisfy requirements of 21 CFR 312.21(c), or its foreign equivalent.

1.14 "Product" or "Products" shall mean (a) the Iogen Product, (b) the Rx Product, and (c) Other Products.

1.15 "Rx Product" shall mean the Iogen Product that is covered by the Licensed Patent Rights and/or incorporates proprietary Licensed Know-How Rights and is sold via prescription following the completion of Phase III Trial.

1.16 "Other Product" shall mean a product, excluding the Iogen Product and Rx Product that is covered by the Licensed Patent Rights and/or incorporates proprietary Licensed Know-How Rights. Note that Other Product may be sold over the counter (OTC) and/or via prescription.

2. REPRESENTATIONS, WARRANTIES AND COVENANTS.

2.1 By Each Party. Each party represents and warrants to the other party as follows:

2.1.1 Organization. Such party is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized.

2.1.2 Authorization and Enforcement of Obligations. Such party (a) has the requisite power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder; and (b) has taken all requisite action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered on behalf of such party, and constitutes a legal, valid, binding obligation, enforceable against such party in accordance with its terms.

2.1.3 Consents. All necessary consents, approvals and authorizations of all governmental authorities and other persons or entities required to be obtained by such party in connection with this Agreement have been obtained.

2.1.4 No Conflict. The execution and delivery of this Agreement and the performance of such party's obligations hereunder (a) do not conflict with or violate any requirement of applicable laws, regulations or orders of governmental bodies; and (b) do not conflict with, or constitute a default under, any contractual obligation of such party.

2.1.5 No Debarment. In the course of the development of the Product, neither party shall use, during the Term, any employee or consultant who has been debarred by any regulatory authority, or, to the best of such party's knowledge, is the subject of debarment proceedings by a regulatory authority.

2.2 By Iogen. Iogen further represents and warrants to BioPharmX as follows:

2.2.1 Licensed Patent Rights; Licensed IP Rights. As of the Effective Date, the Licensed Patent Rights have not been held by a court of competent jurisdiction to be invalid or unenforceable, in whole or in part. As of the Effective Date, Iogen has not received written notice of any claim or litigation by any third party alleging that any of the Licensed Patent Rights are invalid or unenforceable. Iogen has the right to grant the licenses under the Licensed IP Rights pursuant to this Agreement.

(a) Exhibit A sets forth a true and complete list of all Licensed Patent Rights as of the Effective Date.

(b) Iogen has not received any written notice from any person that the use or practice of the Licensed Patent Rights or Licensed Know-How Rights infringes or misappropriates the intellectual property rights of a third party.

(c) All current and former employees and consultants of Iogen who are or have been substantively involved in the design, review, evaluation or development of the Licensed Patent Rights or Licensed Know-How Rights have executed written contracts or are otherwise obligated to protect the confidential status and value thereof and to vest in Iogen exclusive ownership of the Licensed Patent Rights and Licensed Know-How Rights.

2.2.2 Iogen In-Licenses. Iogen has not received notice of breach or termination of the Iogen In-Licenses.

2.3 DISCLAIMER OF WARRANTIES. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH ABOVE OR IN SECTION 7.7, IOGEN MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, REGARDING THE LICENSED IP RIGHTS, INCLUDING WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY REGARDING VALIDITY, ENFORCEABILITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NONINFRINGEMENT.

3. LICENSE.

3.1 License Grant to BioPharmX.

3.1.1 On the terms and conditions of this Agreement, Iogen hereby grants to BioPharmX an exclusive worldwide perpetual irrevocable license under the Licensed IP Rights (with the limited right to sublicense pursuant to Section 3.1.2) to develop, make, have made, use, offer for sale, sell and import Products..

Iogen shall retain the physicians and professional distribution channel opportunities on an exclusive basis for the Iogen Product under the Iogen brand as well as the physicians and professional channel under private label opportunities on an exclusive basis for the Iogen Product. Iogen shall have the right to grant sublicenses to third parties solely for the purpose of exploiting such physicians and professional distribution channel opportunities without any duty to account therefor to BioPharmX. Should BioPharmX develop a commercialization strategy in the physicians and professional distribution channel, Iogen will consider approval for such channel rights on a mutually agreed upon basis.

In the event specialty retail opportunities are made available, Iogen agrees to advise BioPharmX of potential terms of the opportunity to secure channel in a joint effort with a negotiated shared revenue outcome, as the parties will agree in writing.

3.1.2 BioPharmX shall have the right to grant sublicenses to third parties solely for the purpose(s) of developing, manufacturing, and/or commercializing Product, subject to payment of royalties as described herein.

BioPharmX will function under a mutually agreed upon contract with a CMO. In such case it is deemed necessary to change CMO or contract additional CMO's, BioPharmX will notify Iogen of such change and include Iogen in a relative correspondence as well as negotiations related to such a change/addition.

3.2 No Implied Licenses. Only licenses and rights expressly granted herein shall be of legal force and effect. No license or other right shall be created hereunder by implication, estoppel or otherwise.

3.3 Exclusivity.

3.3.1 Except as otherwise provided in section 3.1.1 hereinabove, Iogen shall not grant to any third party any right to develop, make, have made, use, offer for sale, sell or import any product that consists of the molecular iodine formulation (i.e., a formulation that contains molecular iodine or forms molecular iodine during normal use) as well as any patents referenced in Exhibit A, as related to the Iogen Product, RX Product and Other Products for a period of 3 years. If BioPharmX does not proceed or remain committed to Phase III trials on the RX Product, Iogen will grant a continuation option to BioPharmX for additional 3 year exclusivity on the Iogen Product and Other Products based on a performance review of existing revenues and market share ownership. Exclusivity will automatically continue in the event that BioPharmX is in the process of completing Phase III clinical trials toward FDA approval of the RX Product. Once FDA approval is granted on the RX Product, exclusivity will remain indefinitely on the Iogen Product and Other Products.

4. FINANCIAL TERMS.

4.1 Finished Iogen Product. Iogen and BioPharmX agree that BioPharmX shall acquire all finished inventory of the Iogen Product at no cost to BioPharmX subject to the profit sharing model based on the Net Profit set forth in this Section 4. Cash consideration to Iogen will be as follows: (1) $50K non-refundable cash fee within 15 business days of signing for exclusivity on the Iogen pill and (2) $100K non-refundable cash fee as deferred payment within 6 months of execution of the agreement. Iogen acknowledges that BioPharmX has already made the payment described in (1) above under the Original Agreement. The $100K payment described in (2) above under the Original Agreement will be amended to be paid at a rate of $10K per month, starting October 15, 2013, until paid in full. The remainder of payments due may be accelerated at any point at the option of BioPharmX.

4.1.2 Initial Product launch costs for marketing, commercialization, including re-labeling and bottling will be the sole responsibility of BioPharmX.

4.1.3 Profit Sharing. Iogen understands and agrees that BioPharmX will have all responsibility and expense to undertake all activities related to relabeling, establishing distribution channels, marketing, order fulfillment, and other related direct and indirect costs concerning selling the Iogen Product. The worldwide profit sharing amount payable to Iogen shall be 30% of the Net Profit on the direct commercialization of the Iogen Product or 30% of the net royalties earned from third party manufacturing and commercialization under a sub license agreement between BioPharmX and a third party.

a) Within fifteen (15) business days following the end of each calendar quarter in which BioPharmX receives payment from its distributors of the Iogen Product, BioPharmX shall pay or credit Iogen its profit sharing amount for that calendar quarter.

4.2 Rx Product:

BioPharmX will pay Iogen a fixed royalty fee as follows for the protection and indemnification of Licensed IP Rights for the Rx Product developed, marketed and sold from newly developed formulations as long as the patents are valid and cover the Rx Product: (1) 3% royalty on net revenues for the first 24 months following the first commercial sale of the Rx Product, (2) reduced to (2) 2% thereafter.

a) Within ten (10) business days following the end of each calendar month in which BioPharmX reports Net Revenues from the RX Product, BioPharmX shall pay or credit Iogen its fixed royalty fee for that calendar month.

4.3 Other Product:

BioPharmX will pay Iogen a fixed royalty fee as follows for the protection and indemnification of Licensed IP Rights for Other Products developed, marketed and sold from newly developed formulations as long as the patents are valid and cover the Other Products: (1) 3% royalty on net revenues for the first 12 months following the first commercial sale of an Other Product that is to be sold OTC or prescription, (2) reduced to 2% until expiration of patents covering the applicable Other Product, and (3) reduced to 1% following the expiration of all relevant patents.

a) Within ten (10) business days following the end of each calendar month in which BioPharmX reports Net Revenues from Other Products, BioPharmX shall pay or credit Iogen its fixed royalty fee for that calendar month.

4.4 In the event that Iogen is able to advance Other Products, utilizing the molecular iodine technology, without the assistance of BioPharmX and beyond of the existing IP portfolio as set forth in Exhibit A, such newly advanced Other Products may be added to this above license Licensed IP Rights, as set forth in Section 4.3, subject to at a mutually agreed upon fixed royalty fee that's at least the same or higher than the current fixed royalty fee structure.

4.5 Royalty and Profit Sharing Buyout

BioPharmX, as mutually agreed upon with Iogen, shall have the right to a buyout of the royalties for the Rx Product and Other Products, as well as the Profit Sharing for the Iogen Product, by providing to Iogen written notice and a payment equal to the industry standard multiple, used for the sale of like companies at the time of the buyout, multiplied by the Royalties/Profit Sharing received by Iogen from BioPharmX over the most recent 12 months [or] the equivalent value in the form of common stock. After the date of such notice and payment no future royalties or profit sharing will be due and the license granted under this Agreement for Rx Product, Other Product, and Iogen Product will be royalty-free/profit sharing-free and fully paid up. The multiple is to be determined by a mutually agreed upon third party with knowledge of valuation multiples assigned to the sale of like companies.

4.5 Reports.

4.5.1 Within ten (10) business days after the end of each calendar month of each calendar year commencing with the calendar month in which there is a first sale to a distributor of a Product, to the extent such information is reasonably available, BioPharmX shall furnish to Iogen a written sales out or sell-thru report showing in reasonably specific detail, on a country-by-country basis, (a) the quantity, average sales price and aggregate gross sales of all Products sold by BioPharmX during such calendar month.

4.5.2 With respect to sales of Products invoiced in United States dollars, all such amounts shall be expressed in United States dollars. With respect to sales of Products invoiced in a currency other than United States dollars, all such amounts shall be expressed both in the currency in which the sale is invoiced and in the United States dollar equivalent. The United States dollar equivalent shall be calculated using the average of the exchange rates (local currency per US$1) published in The Wall Street Journal, Western Edition, under the heading "Currency Trading" on the last business day of each month in the applicable calendar month.

All amounts payable hereunder shall be calculated based on Net Sales expressed in United States dollars.

4.6 Audits.

4.6.1 Upon the written request of Iogen and not more than once in each calendar year, BioPharmX shall permit an independent certified public accounting firm of nationally or regionally recognized standing, selected by Iogen and reasonably acceptable to BioPharmX, to have access during normal business hours to such records of BioPharmX as may be reasonably necessary to verify the accuracy of the reports hereunder for any year ending not more than three (3) months prior to the date of such request and which have not previously been audited. The accounting firm shall disclose to Iogen whether the reports are correct and the specific details of any discrepancy, and such other information (including without limitation sales data) as Iogen shall reasonably request. If such accounting firm concludes that additional amounts were owed during the audited period, or that excess amounts were paid during the audited period, BioPharmX shall pay such additional amounts, together with interest at the rate of five percent (5%) per annum thereon from the date such amounts were first owed until paid in full, or Iogen shall provide BioPharmX with a credit for such excess amounts, as the case may be, within thirty (30) days of the date Iogen delivers to BioPharmX such accounting firm's written report so concluding; provided, that, in the case of a credit, if BioPharmX is unable to use the full amount of such credit within three (3) months from the date of such report, then Iogen shall promptly pay to BioPharmX the unused amount of such credit. The fees charged by such accounting firm shall be split evenly as between BioPharmX and Iogen. Iogen shall treat all financial information subject to review under this Section 4.8.1 as confidential, and shall cause its accounting firm to retain all such financial information in confidence.

4.7 Withholding Taxes. BioPharmX shall be entitled to deduct from the payments otherwise due to Iogen hereunder the amount of any withholding taxes, value-added taxes or other taxes, levies or charges with respect to such payments that are required to be withheld by BioPharmX. BioPharmX shall pay to the appropriate governmental authority on behalf of Iogen such taxes, levies or charges that are withheld. BioPharmX shall use reasonable efforts to take such action as may be reasonably requested by Iogen, and at Iogen's cost, to minimize any such taxes, levies or charges required to be withheld on behalf of Iogen by BioPharmX, provided that such actions do not, or could not reasonably be expected to, adversely affect or impact BioPharmX. BioPharmX promptly shall deliver to Iogen proof of payment of all such taxes, levies and other charges, together with copies of all communications from or with such governmental authority with respect directly related thereto.

4.8 Payment Method. All payments by BioPharmX to Iogen hereunder shall be in United States Dollars in immediately available funds (or funds that will be available on or prior to the date such payment is due) and shall be made by wire transfer to such bank account as designated from time to time by Iogen to BioPharmX.

5. PRODUCT DEVELOPMENT AND COMMERCIALIZATION.

5.1 Responsibility.

5.1.1 Except as otherwise set forth in this Section 5.1, BioPharmX shall be solely responsible, at its sole cost, for conducting the development, manufacture, regulatory approval and commercialization of Products, and shall own all clinical data, regulatory applications, filings, approvals and licenses for each Product unless co-development is necessary and

negotiated. BioPharmX shall engage the services of Iogen with the manufacturing and commercialization of the Iogen Product as deemed necessary.

5.1.2 BioPharmX and Iogen agree to meet to review progress towards commercialization in the first six (6) months of this agreement. In addition, within 6 months or as becomes available, BioPharmX will provide a marketing plan to include market analysis and description on how BioPharmX intends to promote the Iogen Product, general identification of targeted retail chain store opportunities and their geographic scope and a marketing budget showing allocation of estimated expenditures against revenue, specs for packaging labeling trademarks and design preferences.

5.1.3 BioPharmX shall engage Iogen, as needed by BioPharmX for each Product, to conduct development and regulatory work and to provide technical assistance regarding any such development. . All such activities by Iogen shall be conducted at the reasonable request of BioPharmX.

5.1.4 Iogen shall provide BioPharmX with full dossiers for the Iogen Product and Rx Product for BioPharmX's use in any further regulatory filings required or desired by BioPharmX including but not limited to filings with FDA. Such dossiers will include chemistry manufacturing and controls sections and pre-clinical pharmacology and toxicology sections. Per Section 6.4, Iogen Product has achieved all required regulatory approvals, including without limitation, approvals from the FDA. For the avoidance of doubt, promptly following the execution of this Agreement, Iogen, directly or via Symbollon Pharmaceuticals, shall assign all relevant Investigational New Drug (IND) Applications, including but not limited to U.S. IND numbers 48,841 and 56,523, to BioPharmX and make available to BioPharmX all data and results from any pre-clinical research & development and any FDA regulated trials (including, but not limited to, trials conducted under the following protocols: MX02-CLN-05, MX02-CLN-05/PK, MX02-CLN-07, MX02-CLN-09, MX02-CLN-10, SYM-CL-01, SYM-CL-02, and SYM-CL-05 and other trials that would support future regulatory submissions for the Rx Product and/or Other Product. Iogen hereby grants to BioPharmX the exclusive right to reproduce and use all such data and information for the continuing development and commercialization of the Products.

5.1.5 Promptly following the Effective Date, each party shall appoint a person to act as its alliance manager to coordinate its business activities under this Agreement, and a technical leader to coordinate its technical activities under this Agreement. Each party shall notify in writing the other party as soon as practicable upon making, and changing, any of these appointments. The alliance managers shall be the primary business contacts, and the technical leaders shall be the primary technical contacts, between the parties with respect to their respective activities under this Agreement. Each party shall maintain an alliance project team, with an equal number of representatives as mutually agreed upon by the parties, which consists of at least the alliance manager and technical leader. The purpose of the alliance project team shall be to exchange information and oversee the strategic, technical and operation aspects of the alliance. The alliance project team will have quarterly meetings, unless otherwise agreed to. Notwithstanding the foregoing, but subject to Article 6, BioPharmX shall have final decision-making authority with respect to the development, manufacturing, regulatory approval and commercialization of the Product.

5.1.6 In addition to Section 5.1.3, BioPharmX may request Iogen to provide authorization for regulatory agencies cross-reference appropriate regulatory filings previously made by Iogen regarding Iogen Product which is necessary with respect to obtaining regulatory approval for any Product. Iogen will not unreasonably withhold letters of authorization.

5.4 Trademarks.

5.4.1 To the extent allowed under applicable law, BioPharmX, its sublicensee or their respective affiliates shall have the right to determine the names and trademarks to use in connection with the promotion, marketing and sale of Products, and shall own and maintain such trademarks for use in connection with the promotion, marketing and sale of Products; provided, however, that, to the extent legally permissible, BioPharmX may include on all packaging, labeling and marketing and promotional materials regarding any Product the name IOGEN, (or such other mark reasonably requested by Iogen) as a secondary mark, reasonably identifying that such product incorporates technology of Iogen or Iogen's input. Nothing in this Agreement shall create an obligation on Iogen to register or otherwise maintain in force any marks.

5.4.2 Except as otherwise set forth above, BioPharmX, its sublicensees and their respective affiliates may (a) use any of Iogen's trademarks, or any mark or name confusingly similar thereto, as part of a corporate or business name or in any other manner, or (b) register any trade mark or trade name (including any company name) which is identical to or confusingly similar to or incorporates any trade mark or trade name which Iogen or any associated company owns or claims rights in. BioPharmX may use the trademarks of Iogen in any promotional or other commercialization or labeling uses.

6. REGULATORY MATTERS.

6.1 Notices. Except as otherwise set forth in this Agreement, BioPharmX shall be permitted to communicate with the FDA or the governing health authorities of any country solely regarding the Iogen Product without the prior consent of Iogen. If the FDA or the governing health authorities of any country initiates any oral communication with BioPharmX solely regarding the Iogen Product, BioPharmX shall have the right to respond to such communication to the extent reasonably necessary or appropriate under the circumstances.

6.2 Results. Iogen shall promptly inform BioPharmX in writing of any regulatory communication that is received, or of any data, results or other information of which it becomes aware, relating to a Product that may impact the safety or efficacy of a Product; provided, however, that neither party will be required to disclose any data, results or other information (other than safety information) that will result in a breach of any confidentiality obligations with a third party.

6.3 Adverse Event Reporting. Each party shall promptly notify the other party immediately of any information that comes to such party's attention concerning any serious or unexpected adverse event, injury, toxicity or sensitivity reaction, or any unexpected incidence, and the severity thereof, associated with the clinical uses, studies, investigations, tests and marketing of Iogen Product, the BioPharmX or the Product. For purposes of this Section 6.3, "serious" shall mean an experience which (a) results in the death, a persistent or significant incapacity or substantial disruption of the ability to conduct normal life functions, in-patient hospitalization or prolongation of hospitalization, or (b) is a congenital anomaly, the result of an overdose or life threatening (only if unrelated to

primary disease); and "unexpected" shall mean (x) for a nonmarketed Product, an experience that is not identified in nature, severity or frequency in the current clinical investigator's confidential information brochure, and (y) for a marketed product, an event which is not listed in the current labeling for such product, and includes an event that may be symptomatically and pathophysiologically related to an experience listed in the labeling but differs from the event because of increased frequency or greater severity or specificity. Each party further shall immediately notify the other party of any information received regarding any threatened or pending action by an agency that may affect the safety and efficacy claims of the Product. Upon receipt of any such information, the parties shall consult with each other in an effort to arrive at a mutually acceptable procedure for taking appropriate action; provided, however, that nothing contained herein shall restrict either party's right to make a timely report of such matter to any government agency or take other action that it deems to be appropriate or required by applicable law, regulation or court order.

6.4 Regulatory Approvals and Claims. If not already provided to BioPharmX prior to the Effective Date, Iogen agrees to provide to BioPharmX upon signing this Agreement, proof that the Iogen Product has received all required regulatory approvals, including without limitation, approvals from the FDA. In addition, Iogen agrees to provide proof of the claim "Improvement for Breast Health" or its successor name in the form of independent market studies and research study protocols.

8. INTELLECTUAL PROPERTY RIGHTS.

8.1 Ownership of Intellectual Property. Each party shall assist the other party in any reasonable manner to obtain, perfect and enforce the other party's rights in any and all countries, in and to all intellectual property as set forth below. In addition, the Parties agree to assign, or cause to be assigned, intellectual property rights in and to all intellectual property as set forth below. The Parties agree that:

8.1.1 BioPharmX shall solely own any patents BioPharmX obtains unless developed and defined with collaboration;

8.1.2 Iogen shall solely own the patents listed in Exhibit A and shall be solely responsible for paying all maintenance fees relating thereto; and

8.1.3 BioPharmX shall solely own all patent applications filed under section 8.2.1 and all patent rights resulting therefrom, regardless of inventorship.

8.1.3 Iogen shall disclose to BioPharmX all new inventions related to Other Products that may affect the IP Licensed IP Rights and fixed royalty fee, as described in Section 4.4. This obligation shall apply to all inventions by Iogen inventors and by consultants of Iogen.

8.2 Prosecution and Maintenance.

8.2.1 BioPharmX shall have the first right, at its sole expense, to prepare, file, prosecute future patent applications on Products.

8.2.2 Iogen shall have the right, at its sole expense, to maintain the patents listed in Exhibit A. If Iogen chooses not to maintain and/or prosecute one or more of the patents or patent applications listed in Exhibit A, BioPharmX shall have the right to maintain and/or prosecute such patents or patent applications only after first having secured a written license thereto from Iogen

8.2.3 Enforcement. BioPharmX shall have the first right, at its sole expense, to enforce the Licensed IP Rights against any infringer. Iogen will assist BioPharmX in such action including being

named as a party if required for standing purposes. Any recoveries will be used first to reimburse BioPharmX for its costs to bring the action and the remainder will be treated as Net Profit and subject to the royalties described herein.

9. CONFIDENTIALITY.

9.1 Confidentiality. During the term of this Agreement and for a period of ten (10) years following the expiration or earlier termination hereof, each party shall maintain in confidence the Confidential Information of the other party, shall not use or grant the use of the Confidential Information of the other party except as expressly permitted hereby, and shall not disclose the Confidential Information of the other party except on a need-to-know basis to such party's directors, officers, employees and consultants, to the extent such disclosure is reasonably necessary in connection with such party's activities as expressly authorized by this Agreement. To the extent that disclosure to any person is authorized by this Agreement, prior to disclosure, a party shall obtain written agreement of such person to hold in confidence and not disclose, use or grant the use of the Confidential Information of the other party except as expressly permitted under this Agreement. Each party shall notify the other party promptly upon discovery of any unauthorized use or disclosure of the other party's Confidential Information. Notwithstanding the foregoing, Iogen acknowledges and agrees that: (a) BioPharmX will, from time to time, disclose to the CMO or FDA (or other regulatory agency) certain Confidential Information of Iogen to the extent required for CMO to carry out its activities or as needed to support regulatory submissions, and (b) all information that Iogen may receive from BioPharmX related to the activities conducted hereunder shall be treated by Iogen as BioPharmX's Confidential Information of BioPharmX.

9.2 Terms of Agreement. Neither party shall disclose any terms or conditions of this Agreement to any third party without the prior consent of the other party; provided, however, that a party may disclose the terms or conditions of this Agreement (a) on a need-to-know basis to its legal and financial advisors to the extent such disclosure is reasonably necessary or (b) to a third party in connection with (i) an equity investment in such party, (ii) a merger, consolidation or similar transaction by such party, (iii) the sale of all or substantially all of the assets of such party or (iv) a collaboration or strategic alliance relating to the subject matter of this Agreement.

9.3 Permitted Disclosures. The confidentiality obligations under this Article 9 shall not apply to the extent that a party is required to disclose information by applicable law, regulation, stock exchange listing or order of a governmental agency or a court of competent jurisdiction; provided, however, that such party shall provide written notice thereof to the other party, consult with the other party with respect to such disclosure and provide the other party sufficient opportunity to object to any such disclosure or to request confidential treatment thereof.

9.5 Clinical Trial Registry. BioPharmX, in accordance with ClinicalTrials.gov or equivalent regulatory agency policies and procedures, shall have the right to publish all studies, clinical trials and results thereof regarding Product on the clinical trial registries which are maintained by or on behalf of BioPharmX.

10. INDEMNIFICATION.

10.1 By BioPharmX. BioPharmX shall indemnify and hold harmless Iogen, and its directors, officers, employees and agents, from and against all losses, liabilities, damages and expenses, including reasonable attorneys' fees and costs (collectively, "Liabilities"), resulting from any claims, demands, actions or other proceedings by any third party to the extent resulting from (a) the breach of any representation, warranty or covenant by BioPharmX under this Agreement; (b) the use by BioPharmX of

the Confidential Information of Iogen; or (c) allegations that the Iogen Product sold by BioPharmX infringe the Intellectual Property Rights, including the patents listed in Exhibit A, of any third party.

10.2 By Iogen. Iogen shall indemnify and hold harmless BioPharmX, and its directors, officers, employees and agents, from and against all Liabilities resulting from any claims, demands, actions or other proceedings by any third party to the extent resulting from (a) the breach of any representation, warranty or covenant by Iogen under this Agreement; (b) claims that the Iogen Product has resulted in any injury or negative health consequence as set forth in Section 6.3 above or (c) the use by Iogen of the Confidential Information of BioPharmX.

10.3 Procedure. If a party (the "Indemnitee") intends to claim indemnification under this Section 10.3, it shall promptly notify the other party (the "Indemnitor") in writing of any claim, demand, action or other proceeding for which the Indemnitee intends to claim such indemnification, and the Indemnitor shall have the right to participate in, and, to the extent the Indemnitor so desires, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an Indemnitee shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnitor, if representation of such Indemnitee by the counsel retained by the Indemnitor would be inappropriate due to actual or potential differing interests between the Indemnitee and any other party represented by such counsel in such proceeding. The obligations of this Section 10.3 shall not apply to amounts paid in settlement of any claim, demand, action or other proceeding if such settlement is effected without the consent of the Indemnitor, which consent shall not be withheld or delayed unreasonably. The failure to deliver written notice to the Indemnitor within a reasonable time after the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve the Indemnitor of any obligation to the Indemnitee under this Section 10.3. The Indemnitee, its employees and agents, shall reasonably cooperate with the Indemnitor and its legal representatives in the investigation of any claim, demand, action or other proceeding covered by this Section 10.3.

11. TERM AND TERMINATION.

11.1 Term. This Agreement shall commence on the Effective Date and, unless earlier terminated pursuant to this Article 11, shall continue in effect until the termination of this Agreement. BioPharmX shall have a perpetual, fully paid-up, non-exclusive license under the Licensed IP Rights to make, have made, use, sell, offer for sale and import Products.

11.2 Termination for Breach. If a party has materially breached this Agreement and such material breach shall continue for thirty (30) days after written notice of such breach was provided to the breaching party by the nonbreaching party, the nonbreaching party shall have the right at its option to terminate this Agreement effective at the end of such thirty (30) day period.

11.3 Effect of Expiration or Termination.

11.3.1 Expiration or termination of this Agreement shall be without prejudice to any rights which shall have accrued to the benefit of a party prior to such expiration or termination. Without limiting the foregoing, Sections 6, 8, 9, 10, 11.4 and 12 shall survive any expiration or termination of this Agreement.

11.3.2 Except as otherwise expressly set forth in this Agreement, promptly upon the expiration or earlier termination of this Agreement, each party shall return to the other party all tangible items regarding the Confidential Information of the other party and all copies thereof; provided, however, that each party shall have the right to retain one (1) copy for its legal files for the sole purpose of determining its obligations hereunder.

11.4 Section 365(n) of the Bankruptcy Code. All rights and licenses granted under or pursuant to any section of this Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the Bankruptcy Code, licenses of rights to "intellectual property" as defined under Section 101(35A) of the Bankruptcy Code. The Parties shall retain and may fully exercise all of their respective rights and elections under section 365(n) of the Bankruptcy Code.

12. MISCELLANEOUS.

12.1 Governing Law; Dispute Resolution. This Agreement shall be governed by, interpreted and construed in accordance with the laws of the State of California and the patent laws of the United States, without regard to the conflicts of law principles thereof. The parties agree that the sole forum for resolution of any disputes which may arise concerning this Agreement and/or the enforcement thereof shall be the U.S. District Court for the Southern District of California, which all parties agree shall be deemed to have both personal and subject matter jurisdiction over any such disputes. The prevailing party in any action brought to enforce this Agreement shall be entitled to an award of its reasonable attorneys' fees, costs, and expenses (including expert witness fees) assessed against the non-prevailing party.

12.2 Waiver. No waiver by a party hereto of any breach or default of any of the covenants or agreements herein set forth shall be deemed a waiver as to any subsequent and/or similar breach or default.

12.3 Assignment. Neither this Agreement nor any right or obligation hereunder may be assigned or delegated, in whole or part, by either party without the prior express written consent of the other; provided, however, that either party may, without the written consent of the other, assign this Agreement and its rights and delegate its obligations hereunder to an Affiliate, or in connection with the transfer or sale of all or substantially all of its business related to this Agreement, or in the event of its merger, consolidation, change in control or similar transaction. Any permitted assignee shall assume all obligations of its assignor under this Agreement. Any purported assignment in violation of this Section 12.3 shall be void.

12.4 Independent Contractors. The relationship of the parties hereto is that of independent contractors. The parties hereto are not deemed to be agents, partners or joint venturers of the others for any purpose as a result of this Agreement or the transactions contemplated thereby.

12.5 Further Actions. Each party shall execute, acknowledge and deliver such further documents and instruments and to perform all such other acts as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

12.6 Notices. All requests and notices required or permitted to be given to the parties hereto shall be given in writing, shall expressly reference the section(s) of this Agreement to which they pertain, and shall be delivered to the other party, effective on receipt, at the appropriate address as set forth below or to such other addresses as may be designated in writing by the parties from time to time during the term of this Agreement.

If to Iogen: Iogen, LLC
5845 Avinida Encinas, Suite 138
Carlsbad, California 92008
Attn: Chief Executive Officer

BioPharmX, Inc.
If to BioPharmX: 1098 Hamilton Court
Menlo Park, California 94025
Attn: Chief Executive Officer

12.7 Force Majeure. Nonperformance of a party (other than for the payment of money) shall be excused to the extent that performance is rendered impossible by strike, fire, earthquake, flood, governmental acts or orders or restrictions, failure of suppliers, or any other reason where failure to perform is beyond the reasonable control and not caused by the negligence, intentional conduct or misconduct of the nonperforming party; provided, however, that the nonperforming party shall use commercially reasonable efforts to resume performance as soon as reasonably practicable.

12.8 No Consequential Damages. IN NO EVENT SHALL A PARTY BE LIABLE FOR SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF THIS AGREEMENT OR THE EXERCISE OF ITS RIGHTS HEREUNDER, INCLUDING WITHOUT LIMITATION LOST PROFITS ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF SUCH DAMAGES. NOTHING IN THIS SECTION 12.8 IS INTENDED TO LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF EITHER PARTY UNDER ARTICLE 10.

12.9 Complete Agreement; Amendment. This Agreement, together with the Schedules hereto, constitutes the entire agreement between the parties regarding the subject matter hereof except as the parties may otherwise agree in a written amendment duly-executed by all parties, and all prior representations, understandings and agreements regarding the subject matter hereof, either written or oral, expressed or implied, including the Original Agreement, are superseded and shall be and of no effect.

12.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and together shall be deemed to be one and the same agreement.

12.11 Headings. The captions to the several sections hereof are not a part of this Agreement, but are included merely for convenience of reference only and shall not affect its meaning or interpretation.

IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be executed by their duly-authorized representatives effective as of the Effective Date.

IOGEN LLC

By: [signature]

Name: Roger Wist

Title: Managing Member

BIOPHARMX, INC.

By: [signature]

Name: James Pekarsky

Title: CEO

EXHIBIT A – Licensed IP Rights

App. No.	Patent No.	Title
07/681,447	5,227,161	Method to clean and disinfect pathogens on the epidermis by applying a composition containing peroxidase, iodide compound and surfactant
08/059,956	5,370,815	Viscous epidermal cleaner and disinfectant
08/963,900	RE 36,605	Method to clean and disinfect the epidermis by applying a composition containing peroxidase, an iodide compound, a peroxide and a surfactant
07/292,968	5,171,582	Treatment of iodine deficiency diseases
07/803,550	5,250,304	Treatment of iodine deficiency diseases
06/889,947	4,816,255	Treatment of iodine deficiency breast syndrome
08/131,427	5,389,385	Treatment of iodine deficiency diseases
08/338,026	5,589,198	Treatment of iodine deficiency diseases
08/593,467	5,910,318	Treatment of iodine deficiency diseases
08/743,202	5,955,101	Dry starch-iodine pharmaceutical formulations
08/986,411	6,019,970	Treatment of iodine deficiency diseases
08/092,605	5,419,902	Method for inactivating pathogens
08/293,283	5,629,024	Method of forming an iodine based germicide composition
08/684,334	5,648,075	Iodine based germicidal composition
08/677,366	5,772,971	Iodine-based microbial decontamination system
08/551,478	5,639,481	Method for the therapeutic treatment of a mammalian eye using an admixed composition containing free molecular iodine
08/826,068	5,849,291	Opthalmic non-irritating iodine medicament
08/960,149	5,885,592	Methods and pharmaceutical compositions for oral delivery of molecular iodine
09/258,062	6,248,335	Stabilized oral pharmaceutical composition containing iodide and iodate and method
08/677,367	5,962,029	Iodine germicides that continuously generate free molecular iodine
09/201,338	6,261,577	Non-staining topical iodine composition and method
09/735,148	6,432,426	Non-staining topical iodine composition and method
11/473,759		Method for the Eradication of Pathogens including S. Aureus and Antibiotic Resistant Microbes from the Upper Respiratory Tract of Mammals and for Inhibiting the Activation of Immune Cells